Carlo Montagner to become Head of Oncology Business Area

Berlin, February 1, 2005 - Mr. Carlo Montagner, (38), will become Head of the Oncology Business Area at Schering AG (FSE: SCH, NYSE: SHR) with effect from February 1, 2005. He joins Schering from Sanofi-Aventis where he headed the Oncology and Specialty Cardiovascular Business Unit at Sanofi-Aventis Pharma in Japan.

Montagner will be responsible for managing the product and project portfolio of Schering's oncology business and will report to Marc Rubin, MD, member of the Executive Board of Schering AG, responsible for Development and Oncology.

Montagner's appointment is closely connected to Schering's new strategy of focussing its resources on business areas with high growth potential such as oncology.

Carlo Montagner has a masters degree of applied science in psychology from the Royal Melbourne Institute of Technology and a bachelor's degree in behavioral science from La Trobe University, Melbourne, Australia. At Aventis he had overall responsibility for the taxanes chemotherapy portfolio.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Additional information at: www.schering.de/eng